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                                                                       EXHIBIT F


                             Carrousel Capital Ltd

          Carrousel Capital Ltd, 203-205 Brompton Road, London SW3 1LA -
                 Tel: +44 20 7823 7070 - Fax: +44 20 7823 7062
              info@carrouselcapital.com - www.carrouselcapital.com


The Brazil Fund, Inc
345 Park Avenue
New York
New York 10154

Attention: The Directors

                                                               October 17th 2005


Dear Sirs,

We were pleased to note from the announcement by The Brazil Fund of 23 September that, in response to continuing pressure from shareholders, the Fund intends to convert from a closed end investment company to an open end investment company. We would thank the Board for taking this step and confirm our support for the open ending proposal which we believe will, when implemented, reduce the discount at which shares trade and add value for shareholders. Our intention is therefore to vote in favour of the open ended proposal when it is considered by shareholders at the 2005 Annual Meeting. We note, however, that approvals from the Brazilian authorities and from shareholders are required in order for the Fund to implement the open ended proposal. In view of this it remains our intention to vote our proxy in favour of the directors that we have nominated at the 2005 Annual Meeting. We believe that the directors that we have nominated will bring a fresh perspective to corporate governance and that their presence on the Board will be of benefit to shareholders as a whole, particularly in the event that the open ending proposal is delay or should, for any reason, have to be withdrawn.

Sincerely yours,


                                                      /s/ Bruno Sangle-Ferriere
                                                      Bruno Sangle-Ferriere, CEO







      Registered England No. 4046934 - Carrousel Capital is authorised and regulated by the Financial Services Authority